FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on May 11, 2012, by Panasonic Corporation (the registrant), announcing consolidated financial results for the year ended March 31, 2012 (fiscal 2012).

2.	Supplemental consolidated financial data for fiscal 2012 ended March 31, 2012.

3.	News release issued on May 11, 2012, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares (ESV plan).

4.	News release issued on May 11, 2011, by the registrant, announcing its annual business policy for fiscal 2013.

5.	News release issued on May 11, 2011, by the registrant, announcing to makes Firepro Systems Private Limited (India) its sub-subsidiary through share acquisition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 15, 2012

May 11, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Haruhiko Sezaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FISCAL 2012 ANNUAL RESULTS

-Significant Losses Reflect Severe Business Conditions;

Company Expects Turnaround in Fiscal 2013-

Osaka, Japan, May 11, 2012 — Panasonic Corporation (Panasonic [NYSE: PC/TSE:6752]) today reported its consolidated financial results for the year ended March 31, 2012 (fiscal 2012).

Consolidated Results

Consolidated group sales for fiscal 2012 decreased by 10% to 7,846.2 billion yen from 8,692.7 billion yen in the year ended March 31, 2011 (fiscal 2011). Of the consolidated group total, domestic sales amounted to 4,162.0 billion yen, down 8% from 4,514.3 billion yen in fiscal 2011. Overseas sales decreased by 12% to 3,684.2 billion yen from 4,178.4 billion yen in fiscal 2011.

In fiscal 2012, business conditions deteriorated in Japan and overseas due to multiple factors, such as the concern of the shortages of the electric supply caused by the Great East Japan Earthquake, the disruption of supply chains affected by the flooding in Thailand, the economic turmoil triggered by the European financial crisis, and the historically high yen.

Under such business circumstances, as the second year of the three-year midterm management plan called “Green Transformation 2012 (GT12),” Panasonic implemented various measures. In particular, the company worked towards changing its business structure on the basis of paradigm shift to growth as follows:

1)	from existing businesses to new businesses — such as energy

2)	from Japan-oriented to globally-oriented

3)	from individual product-oriented to solutions & systems business-oriented

With sales increases in products, such as air conditioners and refrigerators, meeting local needs in India and Brazil, and “HIT solar cells” by maximizing Panasonic Group sales strength in Japan, the positive results have started showing in some regions and businesses.

On the other hand, the operating results in the flat-panel TVs and semiconductor businesses worsened significantly due to factors, such as the aforementioned severe business conditions, intense price competition and a decline in demand following the shift to terrestrial digital broadcasting in Japan. Following the management decision to address the negative factors impacting on the future profitability, the company implemented radical restructuring initiatives, including the business integration of unprofitable businesses.

In January 2012, the company conducted the group reorganization as scheduled and started a new organization, which consists of nine business domain companies: “AVC Networks Company,” “Appliances Company,” “Systems & Communications Company,” “Eco Solutions Company,” “Automotive Systems Company,” “Industrial Devices Company,” “Energy Company,” “Healthcare Company,” “Manufacturing Solutions Company,” and one marketing sector: “Global Consumer Marketing Sector.”

With this reorganization, the company lays out the framework to utilize the full advantages of the Panasonic Group in order to establish the foundations for it to become a Green Innovation Company. In order to realize this objective, the company established its new business structure, which enables it to strengthen a more direct relationship with consumers globally. Furthermore, the company implemented the system that brings out the total strength of the Panasonic Group, such as comprehensive solutions, and maximizes synergies in each business as well as eliminates its overlapping businesses.

Despite streamlining efforts for raw materials and fixed cost reductions, operating profit1 decreased by 86% to 43.7 billion yen from 305.3 billion yen in fiscal 2011. This result was due mainly to the price decline and the appreciation of the yen, in addition to a sales decrease affected by the Great East Japan Earthquake and the flooding in Thailand. Income (loss) before income taxes turned to a loss of 812.8 billion yen from a profit of 178.8 billion yen due mainly to incurring business restructuring expenses of 767.1 billion yen, such as early retirement charges and impairment losses of goodwill and property, plant and equipment, as other income (deductions). Net income (loss) attributable to Panasonic Corporation turned to a loss of 772.2 billion yen from a profit of 74.0 billion yen in fiscal 2011 by incurring 25.5 billion yen for an adjustment to deferred tax assets and liabilities for changes in Japanese corporate tax rates as a provision for income taxes.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 13.

Breakdown by Segment

The company restructured its Group organization on January 1, 2012 under which the company changed the number of segments from six to eight. Accordingly, segment information for fiscal 2011 has been reclassified to conform to the presentation for fiscal 2012.

The company’s annual consolidated sales and operating profits by segment with previous year comparisons are summarized as follows:

AVC Networks

Sales decreased by 21% to 1,713.5 billion yen from 2,156.8 billion yen a year ago. Despite favorable sales of PCs, this result was due mainly to sales declines in flat-panel TVs and digital cameras. Operating loss was 67.8 billion yen compared with a profit of 27.3 billion yen a year ago due mainly to a sales decrease and a price decline.

Appliances

Sales increased by 3% to 1,534.2 billion yen from 1,482.9 billion yen a year ago due mainly to steady sales of washing machines and microwave ovens. Operating profit was 81.5 billion yen compared with 84.0 billion yen a year ago due mainly to rising prices for raw materials.

Systems & Communications

Sales decreased by 10% to 840.8 billion yen from 938.1 billion yen a year ago due mainly to a sales decrease in small multifunction printers, business-oriented handheld computers and mobile phones. Operating profit decreased to 17.3 billion yen from 47.6 billion yen a year ago due mainly to a sales decrease and a price decline.

Eco Solutions

Overall sales remained stable at 1,525.8 billion yen compared with 1,526.5 billion yen a year ago. Despite sales decreases in lighting business, this result was due mainly to stable sales in energy system, housing system and environmental system businesses. Operating profit slightly increased to 58.9 billion yen from 57.9 billion yen a year ago due mainly to a fixed cost reduction.

Automotive Systems

Sales increased by 7% to 653.2 billion yen from 611.6 billion yen a year ago due mainly to strong sales in components and devices for eco-cars including batteries for hybrid cars. Operating profit worsened significantly to 4.9 billion yen from 22.7 billion a year ago due mainly to insufficient streamlining.

Industrial Devices

Sales decreased by 16% to 1,404.6 billion yen from 1,671.0 billion yen a year ago due mainly to sales decreases in general electronic components and semiconductors. Operating loss was 16.6 billion yen compared with a profit of 69.9 billion a year ago due mainly to a sales decrease and a price decline.

Energy

Sales decreased by 3% to 614.9 billion yen from 637.0 billion yen a year ago. Although sales in solar photovoltaic systems continued to be strong mainly in Japan, overall sales decreased due mainly to a weak result in lithium-ion batteries. Operating loss worsened to 20.9 billion yen compared with a loss of 15.2 billion a year ago due mainly to a price decline.

Other

Sales decreased by 18% to 1,880.9 billion yen from 2,304.8 billion yen a year ago. The Sales decline owing to the semiconductor business transfer implemented by SANYO Electric Co., Ltd. in fiscal 2011 led to the overall sales decrease. Operating profit worsened to 23.6 billion yen from 60.9 billion a year ago due mainly to a sales decrease.

Consolidated Financial Condition

Net cash used in operating activities for the year ended March 31, 2012 amounted to 36.9 billion yen. This was attributable primarily to a net loss and a decrease in trade payables. Net cash used in investing activities amounted to 303.0 billion yen. This was due mainly to capital expenditures on manufacturing facilities, partially offsetting the disposition of investments and advances, and disposals of property, plant and equipment. Despite short-term bonds issuance, net cash used in financing activities was 53.1 billion yen due mainly to repayments of long-term debt, such as bond maturity and dividend payments. Taking into consideration the exchange rate fluctuations, cash and cash equivalents totaled 574.4 billion yen as of March 31, 2012, a decrease of 400.4 billion yen compared with the end of the last fiscal year.

The company’s consolidated total assets as of March 31, 2012 decreased by 1,221.8 billion yen to 6,601.1 billion yen from the end of fiscal 2011. This was due mainly to a decrease in property, plant and equipment, net of accumulated depreciation and other assets affected by impairment losses of goodwill and fixed assets, in addition to a decrease in cash and cash equivalents. Total liabilities were 4,623.5 billion yen due to a decrease in account payables and other factors. Panasonic Corporation shareholders’ equity decreased by 629.2 billion yen compared with the end of fiscal 2011 to 1,929.8 billion yen as of March 31, 2012. This was due mainly to net loss attributable to Panasonic Corporation. Noncontrolling interests decreased by 339.6 billion yen from the end of fiscal 2011 to 47.8 billion yen due mainly to the share exchanges for making Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. wholly-owned subsidiaries.

Dividend

Total cash dividends for fiscal 2012, ended March 31, 2012, are expected to be 10.0 yen per share, including an interim dividend of 5.0 yen per share paid on November 30, 2011.

Difference Between Full-year Forecast and Result for Fiscal 2012

Regarding the result of fiscal 2012, sales were 7,846.2 billion yen compared with the forecast of 8,000.0 billion yen due mainly to a sluggish demand in Japan and overseas. Operating profit was 43.7 billion yen, compared with the forecast of 30.0 billion yen due primarily to a thorough cost reduction, despite a sales decrease. In the meantime, Pre-tax loss was 812.8 billion yen compared with the forecast of a loss of 820.0 billion yen and Net loss attributable to Panasonic Corporation was 772.2 billion yen compared with the forecast of a loss of 780.0 billion yen. Net loss attributable to Panasonic Corporation per share was 333.96 yen compared with the forecast of a loss of 337.33 yen.

Forecast for Fiscal 2013

Although the company expects some risks to continue, the global economy is expected to show a slow recovery in fiscal 2013. Under such business conditions, Panasonic regards fiscal 2013 as the first year in which it will achieve positive results following large-scale structural reforms and reorganization. The company also established three basic guidelines — “Focus on profitability,” “Strengthen products,” and “Take initiatives to change itself and make changes.” To that end, the company strives to achieve the following consolidated financial targets by maximizing its capabilities in the new business structure.

Consolidated financial forecasts for fiscal 2013 as of May 11, 2012:

Sales: 8,100.0 billion yen (vs. FY12: +3%)

Operating profit: 260.0 billion yen (vs. FY12: +495%)

Income before income taxes2 : 160.0 billion yen (vs. FY12: -%)

Net income attributable to Panasonic Corporation: 50.0 billion yen (vs. FY12: -%)

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges. For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[2]

Factors affecting the forecast for other income (deductions) of 100.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring expenses of 41.0 billion yen.

Disclai

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Year ended March 31)

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net sales	¥7,846,216	¥8,692,672	90%
Cost of sales	(5,864,515)	(6,389,180)
Selling, general and administrative expenses	(1,937,976)	(1,998,238)
Interest income	13,388	11,593
Dividends received	6,129	6,323
Interest expense	(28,404)	(27,524)
Expenses associated with the implementation of early retirement programs *	(100,994)	(17,671)
Other income (deductions), net *	(746,688)	(99,168)

Income (loss) before income taxes	(812,844)	178,807	—
Provision for income taxes	(9,767)	(103,010)
Equity in earnings of associated companies	6,467	9,800

Net income (loss)	(816,144)	85,597	—
Less net income (loss) attributable to noncontrolling interests	(43,972)	11,580

Net income (loss) attributable to Panasonic Corporation	¥(772,172)	¥74,017	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(333.96) yen	35.75 yen
per ADS	(333.96) yen	35.75 yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Year ended March 31)

	Yen (millions)
	2012	2011
Depreciation (tangible assets)	¥259,135	¥284,244
Capital investment **	¥294,821	¥403,778
R&D expenditures	¥520,217	¥527,798

Number of employees (March 31)	330,767	366,937

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

March 31, 2012

With comparative figures for March 31, 2011

	Yen (millions)
	March 31, 2012	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	¥574,411	¥974,826
Time deposits	36,575	69,897
Short-term investments	483	—
Trade receivables:
Notes	73,044	78,979
Accounts	963,202	1,001,982
Allowance for doubtful receivables	(26,604)	(21,860)
Inventories	830,266	896,424
Other current assets	454,663	489,601

Total current assets	2,906,040	3,489,849

Investments and advances	451,879	569,651
Property, plant and equipment, net of accumulated depreciation	1,734,283	1,883,309
Other assets	1,508,853	1,880,061

Total assets	¥6,601,055	¥7,822,870

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥633,847	¥432,982
Trade payables:
Notes	53,243	60,128
Accounts	797,770	941,124
Other current liabilities	1,394,644	1,412,816

Total current liabilities	2,879,504	2,847,050

Noncurrent liabilities:
Long-term debt	941,768	1,162,287
Other long-term liabilities	802,217	867,198

Total noncurrent liabilities	1,743,985	2,029,485

Total liabilities	4,623,489	4,876,535

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,117,530	1,100,181
Legal reserve	94,512	94,198
Retained earnings	1,441,177	2,401,909
Accumulated other comprehensive income (loss) *	(735,155)	(625,300)
Treasury stock, at cost	(247,018)	(670,736)

Total Panasonic Corporation shareholders’ equity	1,929,786	2,558,992

Noncontrolling interests	47,780	387,343

Total equity	1,977,566	2,946,335

Total liabilities and equity	¥6,601,055	¥7,822,870

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	March 31, 2012	March 31, 2011
Cumulative translation adjustments	¥(482,168)	¥(453,158)
Unrealized holding gains of available-for-sale securities	13,283	16,835
Unrealized gains (losses) of derivative instruments	(3,728)	2,277
Pension liability adjustments	(262,542)	(191,254)

**	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Segment *

(Year ended March 31)

By Segment:

	Yen (billions)		Percentage 2012/2011
	2012	2011
[Sales]
AVC Networks	¥1,713.5	¥2,156.8	79%
Appliances	1,534.2	1,482.9	103%
Systems & Communications	840.8	938.1	90%
Eco Solutions	1,525.8	1,526.5	100%
Automotive Systems	653.2	611.6	107%
Industrial Devices	1,404.6	1,671.0	84%
Energy	614.9	637.0	97%
Other	1,880.9	2,304.8	82%

Subtotal	10,167.9	11,328.7	90%
Eliminations	(2,321.7)	(2,636.0)	—

Consolidated total	¥7,846.2	¥8,692.7	90%

[Segment Profit (Loss)] *
AVC Networks	¥(67.8)	¥27.3	—
Appliances	81.5	84.0	97%
Systems & Communications	17.3	47.6	36%
Eco Solutions	58.9	57.9	102%
Automotive Systems	4.9	22.7	22%
Industrial Devices	(16.6)	69.9	—
Energy	(20.9)	(15.2)	—
Other	23.6	60.9	39%

Subtotal	80.9	355.1	23%
Corporate and eliminations	(37.2)	(49.8)	—

Consolidated total	¥43.7	¥305.3	14%

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Equity *

(Years ended March 31, 2012 and 2011)

Yen (millions)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
(Year ended March 31, 2012)
Balances at beginning of period	¥258,740	¥1,100,181	¥94,198	¥2,401,909	¥(625,300)	¥(670,736)	¥2,558,992	¥387,343	¥2,946,335

Gain (loss) from sale of treasury stock		(1,752)		(166,334)			(168,086)		(168,086)
Transfer from retained earnings			314	(314)			—		—
Cash dividends				(21,912)			(21,912)	(11,642)	(33,554)
Increase (decrease) mainly in capital transactions		19,101			(838)		18,263	(283,711)	(265,448)
Disclosure of comprehensive income (loss)
Net income (loss)				(772,172)			(772,172)	(43,972)	(816,144)
Translation adjustments					(20,946)		(20,946)	1,059	(19,887)
Unrealized holding gains (losses) of available-for-sale securities					(3,325)		(3,325)	(151)	(3,476)
Unrealized gains (losses) of derivative instruments					(6,018)		(6,018)		(6,018)
Pension liability adjustments					(78,728)		(78,728)	(1,146)	(79,874)

Total comprehensive income (loss)							(881,189)	(44,210)	(925,399)
Repurchase of common stock, net						423,718	423,718		423,718

Balances at end of period	¥258,740	¥1,117,530	¥94,512	¥1,441,177	¥(735,155)	¥(247,018)	¥1,929,786	¥47,780	¥1,977,566

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
(Year ended March 31, 2011)
Balances at beginning of period	¥258,740	¥1,209,516	¥93,307	¥2,349,487	¥(448,232)	¥(670,330)	¥2,792,488	¥887,285	¥3,679,773

Gain (loss) from sale of treasury stock		(9)					(9)		(9)
Transfer from retained earnings			891	(891)			—		—
Cash dividends				(20,704)			(20,704)	(12,583)	(33,287)
Increase (decrease) mainly in capital transactions		(109,326)			(5,885)		(115,211)	(474,758)	(589,969)
Disclosure of comprehensive income (loss)
Net income (loss)				74,017			74,017	11,580	85,597
Translation adjustments					(86,015)		(86,015)	(21,764)	(107,779)
Unrealized holding gains (losses) of available-for-sale securities					(22,789)		(22,789)	(1,633)	(24,422)
Unrealized gains (losses) of derivative instruments					988		988	(26)	962
Pension liability adjustments					(63,367)		(63,367)	(758)	(64,125)

Total comprehensive income (loss)							(97,166)	(12,601)	(109,767)
Repurchase of common stock, net						(406)	(406)		(406)

Balances at end of period	¥258,740	¥1,100,181	¥94,198	¥2,401,909	¥(625,300)	¥(670,736)	¥2,558,992	¥387,343	¥2,946,335

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)
	2012	2011
Cash flows from operating activities:
Net income (loss)	¥(816,144)	¥85,597
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	338,112	367,263
Net (gain) loss on sale of investments	(5,822)	(11,318)
Cash effects of changes in, excluding acquisition:
Trade receivables	24,228	83,333
Inventories	38,117	(54,659)
Trade payables	(103,788)	(12,826)
Retirement and severance benefits	(29,374)	(38,400)
Other	517,780	50,205

Net cash provided by (used in) operating activities	(36,891)	469,195

Cash flows from investing activities:
Proceeds from disposition of investments and advances	104,542	87,229
Increase in investments and advances	(6,945)	(8,873)
Capital expenditures	(456,468)	(420,921)
Proceeds from disposals of property, plant and equipment	53,333	152,663
(Increase) decrease in time deposits	30,952	19,005
Other	(28,416)	(32,048)

Net cash used in investing activities	(303,002)	(202,945)

Cash flows from financing activities:
Increase (decrease) in short-term debt	362,128	(34,034)
Increase (decrease) in long-term debt	(369,224)	303,217
Dividends paid to Panasonic Corporation shareholders	(21,912)	(20,704)
Dividends paid to noncontrolling interests	(11,642)	(12,583)
(Increase) decrease in treasury stock	(363)	(415)
Other	(12,081)	(590,108)

Net cash used in financing activities	(53,094)	(354,627)

Effect of exchange rate changes on cash and cash equivalents	(7,428)	(46,709)

Net increase (decrease) in cash and cash equivalents	(400,415)	(135,086)
Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	¥574,411	¥974,826

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment loss on goodwill and fixed assets are included as part of operating profit in the statement of operations.

4. In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5. The impairment loss on goodwill and fixed assets is included in other income (deductions), net.

6. Per share data (Years ended March 31)

	2012	2011
Net income (loss) attributable to Panasonic Corporation (millions of yen)	(772,172)	74,017
Average common shares outstanding (number of shares)	2,312,167,772	2,070,341,989
Net income (loss) attributable to Panasonic Corporation per share:
Basic	(333.96) yen	35.75 yen
Diluted	—	—

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. On April 1, 2011, Panasonic conducted share exchanges in order to make Panasonic a wholly-owning parent company, and its subsidiaries, Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO), its wholly-owned subsidiaries. Therefore, both PEW and SANYO became wholly-owned subsidiaries of the company. The difference between the fair value of the shares of Panasonic delivered to the noncontrolling interests and the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus. As a result of this share exchange, Panasonic Corporation shareholders’ equity increased by 271,205 million yen, while noncontrolling interests decreased by the same amount. PEW was absorbed by the company on January 1, 2012.

9. Panasonic Electronic Devices Co., Ltd. was absorbed by the company on April 1, 2012.

10. The company’s segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain company, in order to ensure consistency of its internal management structure and disclosure.

The company restructured its Group organization on January 1, 2012, under which the company changed the number of segments from six to eight. Accordingly, segment information for fiscal 2011 has been reclassified to conform to the presentation for fiscal 2012.

Other segment consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

11. Number of consolidated companies: 579 (including parent company)

12. Number of associated companies under the equity method: 103

Basic Accounting Policies:

1. Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 13.

2. Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, not in excess of current replacement cost.

3. Marketable Securities

The company accounts for debt and equity securities in accordance with the provision of ASC 320, “Investments-Debt and Equity Securities.”

4. Property, Plant and Equipment, and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed primarily using the straight-line method.

5. Leases

The company accounts for leases in accordance with the provision of ASC 840, “Leases.”

6. Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7. Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with the provision of ASC 715, “Compensation-Retirement Benefits.”

8. Derivative Financial Instruments

The company accounts for derivative instruments in accordance with the provision of ASC 815, “Derivative and Hedging.”

Panasonic Group

1. Outline of the Panasonic Group

Described below are the Panasonic Group’s primary business areas, roles of major group companies in respective businesses and relations between major group companies and segments.

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 578 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society. Panasonic supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following eight segments: AVC Networks, Appliances, Systems & Communications, Eco Solutions, Automotive Systems, Industrial Devices, Energy, and Other.

2. Panasonic Group

As of March 31, 2012

(Segments, main products and services)	(Manufacturing companies)
AVC Networks LCD and Plasma TVs, digital cameras, Blu-ray Disc and DVD recorders, PCs, optical disc drives, home audio equipment, aircraft in-flight entertainment systems, etc.	**(Japan)** Panasonic Corporation Panasonic Liquid Crystal Display Co., Ltd. Panasonic Plasma Display Co., Ltd., etc. **(Overseas)** Panasonic Corporation of North America Panasonic Avionics Corporation Panasonic AVC Networks Czech, s.r.o., etc.
Appliances Air conditioners, washing machines and clothes dryers, refrigerators, compressors, electric hot water supply equipment, sanitary equipment, microwave ovens, dish washer/dryers, rice cookers, vacuum cleaners, showcases, electric motors, personal-care products, etc.	**(Japan)** Panasonic Corporation SANYO Electric Co., Ltd., etc. **(Overseas)** Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd., etc.
Systems & Communications Mobile phones, communication network equipment, security network equipment, business systems equipment, social infrastructure systems equipment, etc.	**(Japan)** Panasonic System Networks Co., Ltd. Panasonic Mobile Communications Co., Ltd., etc. **(Overseas)** Panasonic System Networks Malaysia Sdn. Bhd., etc.
Eco Solutions Lighting fixtures and electric lamps (including LED lighting), wiring devices, interior furnishing materials, modular kitchen systems, water-related products, ventilation and air-conditioning equipment, air purifiers, etc.	**(Japan)** Panasonic Corporation Panasonic Ecology Systems Co., Ltd., etc. **(Overseas)** Panasonic Lighting Europe GmbH, etc.
Automotive Systems Car-use-multimedia-related equipment (car AVC equipment, car navigation systems, etc.), eco-car-related equipment, electrical components, etc.	**(Japan)** Panasonic Corporation, etc. **(Overseas)** Panasonic Automotive Systems Dalian Co., Ltd., etc.
Industrial Devices Electronic components (capacitors, circuit boards, circuit components, electromechanical components, custom components, automation controls), semiconductors, optical devices, electronic materials, etc.	**(Japan)** Panasonic Corporation Panasonic Electronic Devices Co., Ltd., etc. **(Overseas)** Panasonic Semiconductor Asia Pte. Ltd., etc.
Energy Solar photovoltaic systems, lithium-ion batteries (consumer and in-car use), dry batteries, etc.	**(Japan)** Panasonic Corporation SANYO Electric Co., Ltd., etc. **(Overseas)** SANYO Energy (Suzhou) Co., Ltd., etc.
Other Healthcare equipment and services, electronic-components-mounting machines, industrial robots, welding equipment, detached housing, rental apartment housing, land and buildings for sale, home remodeling, imported materials and components, bicycles, etc.	**(Japan)** Panasonic Healthcare Co., Ltd. Panasonic Factory Solutions Co., Ltd. Panasonic Welding Systems Co., Ltd. PanaHome Corporation, etc. **(Overseas)** Panasonic Factory Solutions Asia Pacific Pte. Ltd. Panasonic Welding Systems (Tangshan) Co., Ltd., etc.

(Sales companies)

(Japan)
Panasonic Consumer Marketing Co., Ltd., etc.

(Overseas)
Panasonic Corporation of North America
Panasonic Marketing Europe GmbH
Panasonic Asia Pacific Pte. Ltd.
Panasonic Corporation of China, etc.

Customers

Management Policy

(1) Basic Policy for Corporate Management

Since the company’s establishment in 1918, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission as a business enterprise is to contribute to progress and development of society and well-being of people through its business activities, thereby offering better quality of life throughout the world. To become a global excellent company contributing to resolve global environmental issues, Panasonic will work to grow sustainably in corporate value to satisfy its shareholders, investors, customers, business partners and all other stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. The company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding share buybacks, the company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In fiscal 2012, the company posted the largest-ever losses due mainly to the Great East Japan Earthquake, the flooding in Thailand and significant business restructuring expenses. In light of the company’s policy emphasizing its stable rewards to its shareholders, the company paid an interim dividend of 5 yen per share on November 30, 2011 and plans to pay a year-end dividend of 5 yen per share, making an annual cash dividend of 10 yen per share. Meanwhile, the company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business environment, the company will strive to improve its performance and distribute earnings to shareholders.

(3) Corporate Management Strategies and Challenges

Panasonic expects the global economy in fiscal 2013 to show modest growth despite remaining risk factors: slowed down yet continuous growth in emerging markets and positive growth in developed countries based on the robust consumption in U.S. except some part of Europe.

In fiscal 2013, the first year after completing the major restructuring, Panasonic strives to surely return to profitability. Although all the results in fiscal 2012 indicate that Panasonic is forced to give up its target numbers of GT12, the company has built its foundation toward a “Green Innovation Company,” achieving V-shaped recovery in its new business structure.

Targeting at sales of 8,100.0 billion yen, operating profit of 260.0 billion yen and net income attributable to Panasonic Corporation of 50.0 billion yen in fiscal 2013, Panasonic will strive along with its three basic guidelines of ‘Focus on profitability,’ ‘Strengthen products’ and ‘Take initiatives to change itself and make changes.’

1.	Focus on Profitability:

TV and semiconductor businesses were substantially unprofitable offsetting all profit from other profitable business. To change this situation:

-	Restructure unprofitable business:

Panasonic expects approximately 130.0 billion yen of operating profit increase in its TV business based on all the effort, drastically improving cost structure, reducing unprofitable models in set business and expanding panel usage for non-TV products with the company’s high quality panels.

-	Increase profitability in growing businesses:

In energy related business such as solar panel and lithium-ion battery, and appliance businesses, Panasonic increases profitability based on sales increase, expanding solar panel related system business with highly-efficient HIT, maximizing production capacity and improving product quality of automotive lithium-ion batteries, and accelerating global expansion of appliance business.

-	Establish solution business:

Panasonic establishes small yet highly profitable business based on its solution business model, offering optimal and sustainable value to customers of corporations and local governments in device and system business.

-	Establish comprehensive business models:

In its comprehensive solution business based on the concept of individual competitive products, combination & link, and maintenance & service, Panasonic builds a new profitable business model shifting from its past model of individual products-oriented. Right now, the company promotes the project to create 100 businesses and targeting at sales of 170.0 billion yen in fiscal 2013 with 25 businesses, and promoting further expansion.

-	Strengthen business structure:

Panasonic improves its group-wide cost structure, securing optimal material procurement, and benefit from its major restructuring and fixed cost reduction with a group-wide emergency management action.

2.	Strengthen Products:

Panasonic improves its products, combining locally-oriented R&D and marketing and its cutting-edge technologies in consumer business, and strengthening product planning tied to customers together with its technologies and marketing adding to product combination and linkage promotion to individual product enhancement in devices business.

3.	Take Initiatives to Make Changes:

Panasonic encourages each employee to overcome challenges, maximizing benefit from its business reorganization. For example, each of local sales company which is the frontline of business should lead the projects in India or Brazil, or local business creation. Meantime, the head office should be reformed and simplified in its functions, and rebuilt as a group-wide management system, aiming at a small head office focusing on strategy and investment.

# # #

May 11, 2012

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2012

ended March 31, 2012

Note:	The company restructured its Group organization on January 1, 2012, under which the company changed the number of segments from six to eight. Accordingly, the figures for each segment in fiscal 2011 have been reclassified to conform to the presentation for fiscal 2012.

1. Segment Information

yen (billions)

	Fiscal 2012 Results					Fiscal 2013 Forecasts
	Sales	12/11	Segment Profit	% of sales	12/11	Sales	13/12	Segment Profit	% of sales	13/12
AVC Networks	1,713.5	79%	-67.8	-4.0%	—	1,730.0	101%	60.0	3.5%	—
Appliances	1,534.2	103%	81.5	5.3%	97%	1,630.0	106%	100.0	6.1%	123%
Systems & Communications	840.8	90%	17.3	2.1%	36%	900.0	107%	24.0	2.7%	138%
Eco Solutions	1,525.8	100%	58.9	3.9%	102%	1,600.0	105%	60.0	3.8%	102%
Automotive Systems	653.2	107%	4.9	0.8%	22%	720.0	110%	18.0	2.5%	364%
Industrial Devices	1,404.6	84%	-16.6	-1.2%	—	1,420.0	101%	40.0	2.8%	—
Energy	614.9	97%	-20.9	-3.4%	—	660.0	107%	3.0	0.5%	—
Other	1,880.9	82%	23.6	1.3%	39%	1,660.0	88%	24.0	1.4%	102%

Total	10,167.9	90%	80.9	0.8%	23%	10,320.0	101%	329.0	3.2%	407%
Corporate and eliminations	-2,321.7	—	-37.2	—	—	-2,220.0	—	-69.0	—	—

Consolidated total	7,846.2	90%	43.7	0.6%	14%	8,100.0	103%	260.0	3.2%	595%

2. Domain Companies’ Information

(Business domain company basis)

<Sales and Domain Company Profit >

yen (billions)

	Fiscal 2012 Results					Fiscal 2013 Forecasts
	Sales	12/11	Domain Company Profit	% of sales	12/11	Sales	13/12	Domain Company Profit	% of sales	13/12
Healthcare Company	133.6	92%	8.8	6.6%	97%	139.8	105%	9.1	6.5%	103%
Manufacturing Solutions Company	159.8	96%	25.1	15.7%	105%	186.0	116%	29.0	15.6%	116%

Note:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.

3. Sales by Region

yen (billions)

	Fiscal 2012 Results			Fiscal 2013 Forecasts
		Yen basis 12/11	Local currency basis 12/11		Yen basis 13/12	Local currency basis 13/12
Domestic	4,162.0	92%	—	4,250.0	102%	—
Overseas	3,684.2	88%	93%	3,850.0	105%	107%
North and South America	966.5	90%	98%	970.0	100%	103%
Europe	743.6	87%	90%	730.0	98%	102%
Asia	931.1	87%	91%	1,000.0	107%	111%
China	1,043.0	89%	92%	1,150.0	110%	111%

Total	7,846.2	90%	93%	8,100.0	103%	105%

Supplemental Consolidated Financial Data

for Fiscal 2012, ended Mar. 31, 2012

Panasonic Corporation

4. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2012 Results
		Sales *	12/11 *
AVC Networks	LCD TVs	392.3	72%
	Plasma TVs	283.8	59%
	Digital cameras	146.6	80%
	BD recorders / players	114.5	98%
Appliances	Air conditioners	292.4	99%
	Washing machines and clothes dryers	143.3	110%
	Refrigerators	128.7	99%
Industrial Devices	Electronic components and materials	652.7	95%
	Semiconductors **	154.1	60%

*	The company restructured its Group organization on January 1, 2012. Accordingly, the company reclassified the figures included in the prior segments of PEW and PanaHome, and SANYO.
**	Information for semiconductors is on an external sales basis, changed from a production basis.

5. Capital Investment, Depreciation and R&D Expenditures

Capital Investment by Segments *

yen (billions)

	Fiscal 2012 Results		Fiscal 2013 Forecasts
		12-11		13-12
AVC Networks	48.2	-78.1	51.0	+2.8
Appliances	42.9	+10.1	40.0	-2.9
Systems & Communications	10.0	-4.9	7.0	-3.0
Eco Solutions	28.3	+1.1	27.0	-1.3
Automotive Systems	5.5	+1.3	5.0	-0.5
Industrial Devices	72.5	-6.5	67.0	-5.5
Energy	53.4	-26.9	84.0	+30.6
Other	34.0	-5.1	29.0	-5.0

Total	294.8	-109.0	310.0	+15.2

*	These figures are calculated on an accrual basis.

Depreciation (tangible assets)				R&D Expenditures

		yen (billions)				yen (billions)

Fiscal 2012 Results		Fiscal 2013 Forecasts		Fiscal 2012 Results		Fiscal 2013 Forecasts
	12-11		13-12		12-11		13-12
259.1	-25.1	260.0	+0.9	520.2	-7.6	510.0	-10.2

Supplemental Consolidated Financial Data

for Fiscal 2012, ended Mar. 31, 2012

Panasonic Corporation

6. Foreign Currency Exchange Rates

	Export Rates		Rates Used for Consolidation		Foreign Currency Transaction
	Fiscal 2012 Results	Fiscal 2013 Forecast *	Fiscal 2012 Results	Fiscal 2013 Forecast *	Fiscal 2012 Results		Fiscal 2013 Forecast
U.S. Dollars	¥80	¥78	¥79	¥78	US$	3.0 billion	US$	2.5 billion
Euro	¥111	¥103	¥109	¥103		€1.7 billion		€2.0 billion
*	Business plan rate

7. Number of Employees

		(persons	)

	End of March 2011	End of March 2012
Domestic	145,512	133,605
Overseas	221,425	197,162

Total	366,937	330,767

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake and the flooding in Thailand on the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Supplemental Consolidated Financial Data

for Fiscal 2012, ended Mar. 31, 2012

Panasonic Corporation

<Attachment> Reference

Segment information for fiscal 2010, fiscal 2011 and fiscal 2012

Note:	The company restructured its Group organization on January 1, 2012, under which the company changed the number of segments from six to eight. Accordingly, segment information for fiscal 2010 and 2011 have been reclassified to conform to the presentation for fiscal 2012.

	yen (billions)

	Fiscal 2010		Fiscal 2011		Fiscal 2012
	Sales	Segment Profit	Sales	Segment Profit	Sales	Segment Profit
AVC Networks	2,184.9	14.6	2,156.8	27.3	1,713.5	-67.8
Appliances	1,274.3	56.4	1,482.9	84.0	1,534.2	81.5
Systems & Communications	1,004.0	37.8	938.1	47.6	840.8	17.3
Eco Solutions	1,311.1	30.3	1,526.5	57.9	1,525.8	58.9
Automotive Systems	574.1	22.3	611.6	22.7	653.2	4.9
Industrial Devices	1,529.5	55.4	1,671.0	69.9	1,404.6	-16.6
Energy	340.9	0.7	637.0	-15.2	614.9	-20.9
Other	1,548.6	22.4	2,304.8	60.9	1,880.9	23.6

Total	9,767.4	239.9	11,328.7	355.1	10,167.9	80.9
Corporate and eliminations	-2,349.4	-49.4	-2,636.0	-49.8	-2,321.7	-37.2

Consolidated total	7,418.0	190.5	8,692.7	305.3	7,846.2	43.7

May 11, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Haruhiko Sezaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, May 11, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Panasonic shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Panasonic’s policy toward:

(i)	a purchase of Panasonic shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Panasonic, or

(ii)	a purchase of Panasonic shares resulting in a group of shareholders holding 20% or more of the total voting rights of Panasonic.

(The ESV Plan does not apply to cases where Panasonic’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Panasonic shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Panasonic’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Panasonic Group recorded consolidated net sales of 7,846.2 billion yen for fiscal 2012, ended March 31, 2012, and consists of 578 consolidated subsidiaries and 330,767 employees on a consolidated basis, as of March 31, 2012. Taking into account the scale of the company’s operations and the wide range of its business fields, Panasonic believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Panasonic Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Panasonic’s Board of Directors has established rules concerning Large-scale Purchases of Panasonic shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Panasonic as described in attachment 1 hereto. Also, please note that as of the present time, Panasonic has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Panasonic’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Panasonic. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Panasonic’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Panasonic a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Panasonic’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Panasonic shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Panasonic’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Panasonic’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Panasonic’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Panasonic’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Panasonic believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Panasonic. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Panasonic and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Panasonic shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Panasonic’s shareholders and investors

Panasonic does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. In the case of a stock split and an issuance of stock acquisition rights, shareholders must be recorded in the last shareholders’ register as of the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. Panasonic will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Corporate Auditor, including each outside Corporate Auditor, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the two (2) Outside Directors and three (3) Outside Corporate Auditors are notified to the financial instruments exchanges as independent directors or independent corporate auditors and do not have any conflict of interests with our shareholders. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes: 1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Panasonic at the relevant time, excluding the shares held by Panasonic as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Panasonic as of March 31, 2012

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
The Master Trust Bank of Japan Ltd. (trust account)	133,064	5.42
Japan Trustee Services Bank, Ltd. (trust account)	127,720	5.20
Nippon Life Insurance Company	76,728	3.12
Sumitomo Mitsui Banking Corporation	66,817	2.72
Moxley & Co. LLC	57,930	2.36
Panasonic Corporation Employee Shareholding Association	49,871	2.03
SSBT OD05 Omnibus Account-Treaty Clients	46,982	1.91
Sumitomo Life Insurance Co.	37,408	1.52
State Street Bank and Trust Co.	33,939	1.38
Japan Trustee Services Bank, Ltd. (trust account 9)	30,206	1.23

Notes:

1.	Amounts less than one thousand have been discarded.

2.	The number of treasury stock is 141,351 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Panasonic by the person or company does not conflict with the benefit of all shareholders of Panasonic) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

# # #

May 11, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Haruhiko Sezaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Annual Business Policy

Osaka, Japan, May 11, 2012 — President Fumio Ohtsubo of Panasonic Corporation (NYSE : PC/TSE:6752, “Panasonic”) today announced its business policy for the fiscal year ending March 2013 (fiscal 2013) at the company’s business policy meeting. Addressing before an audience of Panasonic Group employees, he summarized the group’s progress made in the previous business year and outlined its goals for fiscal 2013. The following is a summary of his presentation.

1. Achievements

(1) Vision toward 100th Anniversary and Implementation of GT12: Panasonic embarked on the GT12 in 2010 as the first step to achieve its vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” by the 100th anniversary of its founding. The vision aims to realize a sustainable and better living by integrating the company’s contribution to the environmental protection and business growth. The midterm business plan calls for paradigm shifts in its business from existing to new fields, from Japan-oriented to globally-oriented and from individual product-oriented to solutions and systems business-oriented, with the aim to make a company filled with significant growth potential.

(2) Integration and Reorganization following Acquisition of PEW and SANYO: After turning Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) into wholly-owned subsidiaries, Panasonic implemented a group-wide reorganization in January 2012. Based on business models developed from customers’ perspectives, the company reorganized its structure by consolidating 14 internal companies, called “business domain,” under five segments into nine business domain companies under three business fields. Through the reorganization, Panasonic has established the structure enabling the company to have direct contact with customers globally. In the consumer business field, marketing divisions were united into one to strengthen its frontline functions globally. The reform has also introduced a new structure and system enabling to demonstrate its collective strength across the entire group companies and promote comprehensive solutions. Panasonic has also built up a framework to maximize synergies brought about by the acquisitions of PEW and SANYO, primarily in the environment and energy related businesses. At the same time, Panasonic has pushed ahead with eliminating overlapping businesses and streamlining operations.

(3) Large-scale Structural Reform: In a continuing tough business environment — with the global economic slowdown, the appreciation of the yen and the flooding in Thailand — Panasonic carried out restructuring of unprofitable businesses to reduce fixed costs, incurring goodwill impairment loss for SANYO businesses and streamlining the entire group. Overall, the company booked restructuring costs of 767.1 billion yen in fiscal 2012, ended March 2012, to remove all obstacles for the future profitability of the company.

(4) Summary: Panasonic fell short of the numerical management goals set in the GT12 and was forced to give up them. However, the company has built the structure and foundation towards achieving its vision of the Green Innovation Company. Taking measures to overcome challenges, the company will start afresh to move forward pursuing growth with profitability.

2-1. Initiatives for Fiscal 2013 (Positioning and Business Targets)

In fiscal 2013, Panasonic has to show ever greater performance. The company will strive to achieve a V-shaped recovery, getting the most out of the new organization. Panasonic has set the business targets for fiscal 2013 as follows:

(Changes from FY2012)

Sales	8,100.0 billion yen	+3%

Operating Profit (%)	260.0 billion yen (3.2%)	+216.3 billion yen

Net Income attributable to Panasonic Corporation (%)	50.0 billion yen (0.6%)	+822.2 billion yen

ROE	2.6%	—

Free Cash Flow	100.0 billion yen	+439.9 billion yen

CO2 Emission Reduction	41.00 million tons (compared to FY2006)	+0.63 million tons

2-2. Initiatives for Fiscal 2013 (Basic Policy and Measures)

(1) Focus on Profitability

1) Restructure Unprofitable Business: Panasonic will reap the fruit of the large-scale structural reform of the TV business carried out in the last fiscal year. In the TV set business, the company aims to steer it into the black through thorough cost cuts by reducing unprofitable models and reviewing cost structure. In the panel business, Panasonic aims at significant improvements in profitability by reducing fixed cost and shifting focus to non-TV products such as medical equipment, tablet PCs and electronic whiteboards.

2) Increase Profitability in Growing Businesses:

Solar Business: Targeting the residential sector, where benefits of the high-efficient HIT solar panels can be fully utilized, Panasonic will make the fullest use of the group’s sales channels in Japan to significantly increase sales. Panasonic has set sales target of 450 megawatts or more, 1.6 times the previous year, to capture top market share in the Japanese market. A new solar manufacturing facility in Malaysia, which is slated to become operational in December 2012, will significantly bolster Panasonic’s cost competitiveness and supply capacity. Panasonic started to propose new values with such devices as energy creation-storage coordination systems by linking devices and equipment in various ways. Panasonic expects domestic sales of 110.0 billion yen from the solar-related systems as a whole, including power conditioners and storage batteries, and will maintain high growth with profitability.

Lithium-ion Battery Business: In the consumer-use battery business, Panasonic will focus on the following three points: boosting cost competitiveness by increasing materials procurement in China and Korea; making high-capacity batteries using the company’s own technology; and speeding up development and customer support. Then, the company will reinforce its offerings in such fast-growing markets as ultrabook PCs and smartphones that require slim and high-capacity batteries. In the automotive battery business, the company will take a multi-directional approach in addressing eco cars. Capitalizing on its advantage as a leading battery manufacturer, Panasonic strives to increase sales of automotive use batteries more than five-fold by maximizing the production capacity and cost competitiveness. The company aims to return both consumer and automotive battery businesses on the profit path this fiscal year.

Appliances Business: Panasonic aims to achieve a 20% increase in overseas sales in fiscal 2013 over the previous business year, seeking for growth opportunities across its products and the globe. To attain this goal, the company will create locally-oriented products based on studies of its lifestyle research centers. Launching of its energy-efficient Eco Navi appliances in the global market and offering of small appliance as groups of products are also part of the company’s plans to strengthen and expand the appliances business as a stable profit source.

3) Creating Strong B to B Business

Panasonic will create solutions-type business models. A good example is aircraft in-flight entertainment systems business. The in-flight AV system supplier stays connected with its customers and keeps delivering high values in services and products.

4) Establish Comprehensive Business Models

The comprehensive solutions business creates and offers new values across business domain companies at Panasonic. To provide maximum value to its customers, Panasonic will assemble competitive individual products, combine and link them into a system and provide repair and maintenance service. Panasonic will make a company-wide effort to promote its “100 Arrows” project, which aims to create 100 business models in the comprehensive solutions business. In fiscal 2013, Panasonic plans to develop 50 arrows including those already in the start-up stage, aiming to generate sales of 170.0 billion yen or more.

5) Strengthen Business Structure: Panasonic will enforce cost cuts across the group, including the head office, to improve profit structure. The efforts will include cost cuts through optimization of procurement activity on a global scale, maximization of synergies and reduction of fixed costs as a group-wide emergency management action. With these cost cutting efforts, Panasonic aims to lower the break-even point by 7% in fiscal 2013, strengthening the business structure to the level of fiscal 2011.

(2) Strengthen Products

1) Pursue Locally-oriented Products: In home appliances, Panasonic will combine its environmental core technology with lifestyle research and consecutively launch high-volume-segment products with No.1 eco performance, such as air conditioners, refrigerators and washing machines, in China and other emerging economies. In the TV business, Panasonic will propose products unique to each market by combining its VIERA TV’s smart functions and local content. Starting in India, the company will introduce locally-oriented products in other countries.

2) Both Engineering and Marketing Directly Contact with Customers: Industrial Devices Company, working with the Corporate Device Application Division, will strengthen its ability to understand customers’ needs proactively and propose solutions by capturing market needs and trends in a timely manner and actively get itself involved in the early stage of product development such as conceiving and designing processes at customers. The company will take this proactive marketing approach, focusing on rapidly-growing areas, including smartphones and eco cars.

3) Be Competitive by Combining and Linking Products: Panasonic will hone the strengths that make it different from other companies, such as its technologies to link products and ability to offer a variety of product lines. In the Japanese market, Panasonic will introduce from fiscal 2013 a line-up of “smart” home appliances, including a microwave oven that allows users to download a recipe using their smartphones and set the cooking instructions.

(3) Take Initiatives to Change Itself and Make Changes

1) Overcome Challenges: Each and every Panasonic employee is challenged to draw vitality to break down barriers. In the development of large-size air conditioners, for example, Panasonic has built a framework and foundation on which members from the former Panasonic Home Appliances Company and SANYO working hand in hand, crossing the organizational boundaries, to blend their technologies together and create innovative products.

2) Transform with Local Leadership: Panasonic is pushing forward projects aiming for a substantial sales increase in India and Brazil. When implementing these projects and developing new businesses, local companies of Panasonic will take initiatives, leading and involving relevant business domain companies and functions to succeed.

3) Reform Head Office Functions: Panasonic is reforming and simplifying the head office functions as well as rebuilding group-wide management system, aiming to have a small head office focusing on strategy and investment. The company will complete the reform of its head office by the end of fiscal 2013.

(4) Targets and Initiatives of Individual Business Domains

1) Consumer Business Field: Returning to profitability is the top priority for AVC Networks Company. To accomplish, the company will improve the bottom line of the TV business and shift its resources to non-TV and non-commoditized businesses. At the same time, the company will strive to create new pillars to drive business growth for the next generation.

Appliances Company will endeavor to accelerate global growth of its B to C business (finished products). It will also aim to expand its B to B business, such as large-size air conditioners and cold chain. It will also work to increase added values for products and improve cost competitiveness.

Global Consumer Marketing Sector will increase overseas sales, focusing on appliances and emerging economies. Developing major appliances, mirrorless single-lens cameras and small appliances as growth pillars, the sector will strengthen a pull-marketing strategy and actively promote groups of products overseas.

2) Solutions Business Field: Systems & Communications Company will strengthen the integrated network business (security, cloud) and focus its efforts on smartphones in the mobile business. The company will also accelerate global expansion of solutions business.

Eco Solutions Company will increase sales in the environment and energy fields with a focus on LED and solar businesses. The company will also accelerate the shift of resources to expand business overseas. At the same time, it will come up with concrete ideas for the comprehensive solutions business and obtain tangible results.

Healthcare Company will accelerate growth, focusing on businesses having sales channels, and reinforce its marketing capability in the medical and nursing-care fields, utilizing customer contact points.

Manufacturing Solutions Company will develop new businesses and expand into growth markets. It will strengthen its manufacturing capability overseas as well to implement the principle of local production for local consumption.

3) Components & Devices Business Field: Automotive Systems Company will increase profitability in multimedia business and develop new markets. The company will work at creating a business model for the EV-related business. At the same time, it will restructure its BCP (business continuity plan) and improve product quality.

Industrial Devices Company will establish a strong management structure that does not depend on sales performance. The company will focus on strengthening its business in the mobile and environment (vehicles and infrastructure) fields. Efforts will also be made in eliminating losses in unprofitable businesses, including semiconductors and optical pickups.

Returning to profitability is the first priority for Energy Company, which will shift to a profitable management structure. The company will make strategic investments in key businesses such as solar and lithium-ion batteries. It will improve profitability of its basic core businesses, including dry batteries.

3. Towards Green Innovation Company

By the end of 2012, Panasonic will finish laying the foundation, including the group’s reorganization, towards fulfilling its goal of becoming the “No. 1 Green Innovation Company in the Electronics Industry” by 2018. In the next three years from 2013 to 2015, the company will reconstruct its profit framework and blaze a path towards the Green Innovation Company. In pursuing the new goals, Panasonic reaffirms that it is the employees who provide the foundation for growth. The company will unify and share with all the employees around the world its personnel development policy as well as personnel system and structure designed for executives. Each and every employee is asked to have an entrepreneurial spirit, mix together with other people, gather the wisdom of all and create something completely new. With the company’s management philosophy in mind, Panasonic will head together towards a V-shaped recovery.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for three business fields, consumer, components & devices, and solutions. Based in Osaka, Japan, the company recorded consolidated net sales of 7.85 trillion yen for the year ended March 31, 2012. It aims to become the No. 1 Green Innovation Company in the Electronics Industry by the 100th year of its founding in 2018. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

# # #

May 11, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan) Global Public Relations Office (Tel: +81-3-6403-3040) Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Haruhiko Sezaki (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic Announces that it Makes Firepro Systems Private Limited (India) its

Sub-subsidiary through Share Acquisition

Osaka, Japan, May 11, 2012 — Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) today announced to acquire shares of Firepro Systems Private Limited (India).

There shall be no material effect on the financial results of Panasonic for fiscal year ending March 31, 2013.

For further detail, please see the attached.

May 11, 2012

Panasonic Corporation

Panasonic to Acquire Shares of Firepro Systems Private Limited (India)

Osaka, Japan, May 11, 2012 — Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) today announced that its Board of Directors has decided to acquire shares of the unlisted company, Firepro Systems Private Limited (“Firepro”) and to enter into an agreement of subscriptions of allocation of new shares to a third party with its consolidated subsidiary, Anchor Electricals Private Limited ( “Anchor”).

1. Purpose of the Acquisition

Panasonic are pursuing the following three aims: (1) from existing to new fields such as energy, (2) from Japan-oriented to globally-oriented, and (3) from individual product-oriented to solutions- and systems-oriented in order to achieve its transformation into the No.1 Green Innovation Company in the Electronics Industry, the vision looking to the 100th anniversary of its founding.

Based on this policy, the Company has worked to expand its performance in construction-related industries in the Indian market, centering on Anchor. Anchor is a top wiring device manufacturer in India with a robust sales network and brand strength and has built a firm position in electrical construction materials for housing in particular.

Going forward, the Company will aim to realize further growth by capital participation in Firepro to expand into “non-residential” areas including offices, buildings, commercial facilities. Firepro has a strong network with customers such as major IT corporations and local developers and high engineering capabilities in the Indian market.

By Making use of these management resources, the Company will expand a solution business providing the Panasonic group’s wide range of products, installation and maintenance services.

2. Outline of the Acquisition

Panasonic will acquire a portion of Firepro's ordinary shares owned by existing shareholders while Anchor increases its capital by a third party allocation of shares. As a result, Panasonic will own 76.2% of Firepro’s shares, including its shares owned by Anchor. After the acquisition, the existing shareholders will continue to take a 23.8% stake in the Firepro.

3. Future Schedule

Closing process will be scheduled in late May, 2012

4. Corporate Profile of Firepro

(1) Company Name:	Firepro Systems Private Limited
(2) Head Office Location:	Bangalore, Republic of India
(3) Year of Establishment:	1992
(4) Representative:	N S Narendra (Chairman & Managing Director)
(5) Business Bases:	14 bases (in India) 8 subsidiaries (as of June 30, 2011)
(6) Principal Business:	Engineering, installation and maintenance management service of disaster prevention / security
(7) Employee:	600 (as of Apr. 31, 2012)
(8) Stated Capital:	1.56 billion rupees (approx. 2.5 billion yen) (as of June 30, 2011)

5. Corporate Profile of Anchor

(1) Company Name:	Anchor Electricals Private Limited
(2) Head Office Location:	Mumbai, Republic of India
(3) Year of Establishment:	1963
(4) Representative:	Harumasa Furutani (Chairman & Managing Director)
(5) Business Bases:	40 bases (in India) (incl. 4 factories) (as of Mar. 31, 2012)
(6) Principal Business:	Manufacture and sale of electrical construction materials such as wiring devices, breakers, electric cables, lighting fixtures, lamps and fans.
(7) Employee:	10,004 (as of Mar. 29, 2012)
(8) Sales:	13.0 billion rupees (approx. 21.7 billion yen) (for the fiscal year ended March 31, 2012)
(9) Stated Capital:	4.38 billion rupees (approx. 7.0 billion yen) (as of Mar. 31, 2012)

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